EXHIBIT 3.1

AMENDMENT TO

CERTIFICATE OF DESIGNATION,

PREFERENCES AND RIGHTS

of

SERIES A CONVERTIBLE PREFERRED STOCK

of

SPUTNIK ENTERPRISES, INC.

Sputnik Enterprises, Inc., a corporation organized and existing under the laws of the State of Nevada (the “Corporation”), hereby certifies that the Board of Directors of the Corporation (the “Board of Directors” or the “Board”), pursuant to authority of the Board of Directors as required by Nevada law, and in accordance with the provisions of its Articles of Incorporation and Bylaws, adopts the amendment to Series A Convertible Preferred Stock and hereby states the rights, preferences, privileges, powers and restrictions thereof, as follows:

AMENDMENT TO SERIES A CONVERTIBLE PREFERRED STOCK

The number of shares of the Preferred Stock of the Corporation designated “Series A Convertible Preferred Stock” is reduced to 1,000,000 shares. The other terms of Series A Convertible Preferred Stock remain unchanged.